SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil – January 15, 2004

Embratel Participações S.A.
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Holding Company that retains 98.8% of the capital stock of
Empresa Brasileira de Telecomunicações S.A. (“Embratel”).

NOTICE
(free translation from Portuguese original)

Embratel Participações S.A. hereby communicates that it received via fax a copy of a letter dated January 13, 2004 and addressed to the Brazilian Securities Commission (CVM), sent by the law firm Pinheiro Neto Advogados, which identified itself as the attorneys-in-fact for Capital Group International, Inc., the text of which is as follows:

“In compliance with the provisions contained in Article 12, heading, of CVM Instruction No. 358 of January 3, 2002, Capital Group International, Inc., a corporation organized and existing under the laws of the United States of America, with registered offices at 333 South Hope Street, Los Angeles, California 90071, USA (“CGII”), in its capacity as holding company for investment management firms abroad, hereby communicates that – by means of transactions carried out through the stock market – it has acquired one hundred and thirty-five million, eight hundred thousand (135,800,000) shares of common registered stock (“Ações ON”) issued by Embratel Participações S.A. (“the Company”). CGII already held six billion, one hundred and forty-nine million, two hundred and twelve thousand (6,149,212,000) shares of Company common registered stock and, with the acquisitions just carried out, now retains a total of six billion, two hundred and eighty-five million, and twelve thousand (6,285,012,000) shares of Company registered common stock (“Ações ON”), corresponding to five and five hundredths per cent (5.05%) of the Company’s total registered common stock. No other company belonging to the CGII economic group has any other equity stake in the Company. The stake thus increased represents a minority investment that does not alter the Company’s ownership or administrative structure. Presently there are no other shares that CGII is aiming to acquire. Moreover, there are no stock-convertible debentures retained, either directly or indirectly, by CGII or any other party related to it, nor any agreement or contract governing the exercise of voting rights or the purchase and sale of securities issued by the Company to which CGII or any party related to it is a party.”

Embratel is the premium telecommunications provider in Brazil and offers and ample variety of telecom services –local and long distance telephony, advanced voice, high-speed data transmission, Internet, satellite data communications, and corporate networks.

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Contact: Silvia M.R. Pereira
Investor Relations Manager
Phone: (55 21) 2121-9662
Fax: (55 21) 2121-6388
E-mail: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.